Exhibit 99.1

FOR IMMEDIATE RELEASE

Orphan Drug Designation Granted by the U.S. FDA for Ceflatonin®

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (March 20, 2006). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today that the United States Food and Drug Administration (FDA) has granted Orphan Drug status for the company’s most advanced drug, Ceflatonin, for the treatment of chronic myeloid leukemia (CML). Ceflatonin is the first of a new class of novel drugs that induces apoptosis (programmed cell death) and inhibits angiogenesis (new blood vessel formation). Ongoing or soon to be initiated clinical trials are and will be evaluating Ceflatonin in a broad range of conditions, including: chronic myeloid leukemia (CML), myelodysplastic syndromes (MDS) and acute myeloid leukemia (AML).

Orphan drug status is granted by the FDA to promote the development of drugs for diseases affecting less than 200,000 people in the United States. Orphan drug status entitles ChemGenex to seven years of market exclusivity for the use of Ceflatonin in the treatment of CML; protocol assistance by the FDA to optimize drug development in the preparation of a dossier that will meet regulatory requirements; and reduced fees associated with applying for market approval.

A similar designation for Ceflatonin in the European market, with similar advantages, was granted by the European Union on September 9, 2004, based on a positive recommendation by the Committee for Orphan Medicinal Products (COMP) of the European Medicines Agency (EMEA). The European Union granted Ceflatonin orphan status on October 20, 2004 for the treatment of acute myeloid leukemia (AML).

“The decision by the U.S. FDA to grant Ceflatonin orphan drug status for CML is further incentive to move Ceflatonin as quickly as possible through the clinical development and regulatory approval process worldwide,” said Greg Collier, ChemGenex chief executive officer and managing director. ”We are very encouraged by the growing body of clinical data on Ceflatonin in resistant CML, MDS and AML, and by the ongoing support of key opinion leaders in the field. Now with the granting of Orphan Drug status by the FDA, we are fully committed to accelerate our development efforts to help address the unmet medical needs of CML patients worldwide.”

About Ceflatonin~~®~~

Ceflatonin (HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). Ceflatonin has confirmed Phase 2 clinical activity in resistant CML, both as a single agent and in combination with other approved drugs. ChemGenex is developing Ceflatonin for the treatment of CML, myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML).

Recent studies have demonstrated that Ceflatonin has potential in CML patients who are developing resistance to tyrosine kinase inhibitor (TKI) therapy, including Gleevec®, and in-combination with TKI’s in early stage CML to increase the cytogenetic and molecular response rate.

A summary of recent clinical data on Ceflatonin includes the following studies:

•           In a nine patient single-agent Phase 1/2 study in accelerated-phase CML who had become resistant to Gleevec, seven (80%) patients returned to chronic-phase and 6 (67%) achieved a complete hematologic response.

Orphan Drug Designation Granted by the U.S. FDA for Ceflatonin®

•           In a separate five patient single-agent Phase 2 study in late chronic-phase CML, five (100%) achieved a complete hematologic response and two (40%) achieved a cytogenetic response. Two patients with detectable resistance mutations achieved a complete hematologic response and their mutations (p-loop) were not longer detectable after Ceflatonin treatment.

•           In another recent 10 patient Phase 1/2 study, Ceflatonin was added to Gleevec in patients who had a partial or complete cytogenetic response, in order to reduce bcr-abl transcript counts further. Seven (70%) patients had a significant decrease in bcr-abl counts. Two patients with partial cytogenetic responses achieved complete cytogenetic responses. Two patients achieved a complete molecular response, or not detectable evidence of residual disease.

•           Pre-clinical studies on Ceflatonin have shown both additive and synergistic activity when combined with Gleevec, as measured by a reduction in the marker (bcr-abl protein expression) that is a hallmark of resistance in CML.

A multinational Phase 2/3 study in CML patients harboring the T315I point mutation, known to confer complete resistance to tyrosine kinase (TKI) inhibitors like Gleevec, is scheduled to begin in Q2, 2006. A second multinational Phase 2/3 study in CML patients resistant to TKI inhibitors is scheduled to begin soon thereafter. Each study will include centers in the United States, Germany, France and Italy.

Ceflatonin is not approved by the FDA as a treatment in any indication and is currently being evaluated in clinical trials for efficacy and safety for future regulatory applications.

Gleevec® is a registered trademark of the Novartis Pharmaceuticals Corporation.

About Chronic Myeloid Leukemia

Chronic Myeloid Leukemia (CML) is a cancer of the blood cells caused by an acquired genetic defect called the bcr-abl mutation. This defect occurs when genetic material from two chromosomes (9 and 22) swaps places, creating the so-called Philadelphia chromosome. The bcr-abl mutation interferes with normal cell replication processes, leading to an abnormal proliferation of white blood cells.

CML usually occurs in adults and typically progresses through three phases. Patients generally are diagnosed in ‘chronic phase’, progress through an ‘accelerated phase’ and then may die if the disease progresses to ‘blast phase’. CML incidence is relatively consistent occurring at about 1 to 2 per 100,000 people and the global CML market for therapeutics is estimated at in excess of US$2 billion.

Patients with chronic phase CML have been effectively treated in recent years by the drug Gleevec. However, over time many patients become resistant to the therapeutic effects of the drug and the disease progresses.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for leukemia and Quinamed® is in phase 2 clinical trials for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304

Orphan Drug Designation Granted by the U.S. FDA for Ceflatonin®

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304